UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Core Scientific, Inc.

(Issuer)

(Name of Applicants)*

210 Barton Springs Road, Suite 300

Austin, TX 78704

(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
10.00%/12.00% Cash/Cash-and-Payment in Stock Convertible Secured Notes due 2029	$260 million aggregate principal amount
12.50% Secured Notes due 2028	$150 million aggregate principal amount

Approximate date of proposed public offering: On the Plan Effective Date under the Plan (as defined herein) or as soon as practicable thereafter.

Name and registered address of agent for service:

Todd M. DuChene

Chief Legal Officer and Chief Administrative Officer

Core Scientific, Inc.

210 Barton Springs Road, Suite 300

Austin, TX 78704

(512) 402-5233

With a copy to: Merritt S. Johnson Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

*	The Guarantors listed on the following page under “General Information” are also included in this Application as Applicants.

GENERAL

1. General Information.

Core Scientific, Inc. (the “Company”) is a Delaware corporation. The guarantors identified below (the “Guarantors” and, together with the Company, the “Applicants”) have the following forms of organization and jurisdictions of formation or incorporation.

Guarantor	Form	Jurisdiction
American Property Acquisition, LLC	Limited Liability Company	Delaware
American Property Acquisitions I, LLC	Limited Liability Company	North Carolina
American Property Acquisitions VII, LLC	Limited Liability Company	Georgia
Core Scientific Specialty Mining (Oklahoma) LLC	Limited Liability company	Delaware

With respect to the Notes Indentures (as defined below), the Guarantors listed above will act as guarantors.

2. Securities Act Exemption Applicable.

Reference is made to the Disclosure Statement relating to the Third Amended Joint Chapter 11 Plan of Core Scientific, Inc. and its Affiliated Debtors (the “Initial Disclosure Statement”), the supplement to the Initial Disclosure Statement (the “Disclosure Statement Supplement” and, together with the Initial Disclosure Statement, the “Disclosure Statement”) and the Fourth Amended Joint Chapter 11 Plan of Core Scientific, Inc. and its Affiliated Debtors (as amended or supplemented, the “Plan”), copies of which are included as Exhibits T3E.1, T3E.2 and T3E.3, respectively. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Plan.

Pursuant to the terms of the Plan, under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), the Company will issue:

(i)

$260 million aggregate principal amount of 10.00%/12.00% Cash/Cash-and-Payment in Stock Convertible Secured Notes due 2029 (the “Convertible Secured Notes”) under the indenture to be qualified hereby (the “Convertible Secured Notes Indenture”), to Holders of Convertible Notes Secured Claims; and

(ii)

$150 million aggregate principal amount of 12.50% Secured Notes due 2028 (the “Secured Notes” and together with the Convertible Secured Notes, the “Notes”) under the indenture to be qualified hereby (the “Secured Notes Indenture” and together with the Convertible Secured Notes Indenture, the “Notes Indentures”) to Holders of April Convertible Notes Secured Claims.

The Plan will become effective on the date on which all conditions to the effectiveness of the Plan have been satisfied or waived (the “Plan Effective Date”).

The issuance of the Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicant believes that the issuance of the Notes pursuant to the Plan satisfies the requirements of Section 1145(a)(1) of the Bankruptcy Code. See Section 5.18 “Exemption from Securities Laws” of the Plan.

AFFILIATIONS

3. Affiliates.

Certain directors and officers of the Applicant may be deemed “affiliates” of the Applicants by virtue of their positions with the Applicants or anticipated holdings of voting securities of the Applicant. See Item 4, “Directors and Executive Officers” and Item 5, “Principal Owners of Voting Securities.”

The following list reflects the affiliates of the Applicants as of the date of this Application

Company Name	Owner	Ownership Percentage
American Property Acquisition, LLC	Core Scientific Operating Company	100%
American Property Acquisitions I, LLC (f/k/a 155 Palmer Lane, LLC)	American Property Acquisition, LLC	100%
American Property Acquisitions VII, LLC	American Property Acquisition, LLC	100%
Core Scientific Acquired Mining LLC	Core Scientific, Inc.	100%
Core Scientific, Inc. (f/k/a Power & Digital Infrastructure Acquisition Corp.)
Core Scientific Mining LLC	Core Scientific, Inc.	100%
Core Scientific Operating Company (f/k/a Core Scientific, Inc)	Core Scientific, Inc.	100%
Core Scientific Specialty Mining (Oklahoma) LLC (f/k/a GPU One Holdings, LLC)	Core Scientific Operating Company	100%
RADAR LLC	Radar Relay, Inc.	100%
Radar Relay, Inc. (f/k/a Radar Relay, LLC)	Core Scientific Acquired Mining LLC	100%
Starboard Capital LLC	Radar Relay, Inc.	100%

The following list reflects the expected affiliates of the Applicants after the Plan Effective Date.

Company Name	Owner	Ownership Percentage
American Property Acquisition, LLC	Core Scientific Operating Company	100%
American Property Acquisitions I, LLC (f/k/a 155 Palmer Lane, LLC)	American Property Acquisition, LLC	100%
American Property Acquisitions VII, LLC	American Property Acquisition, LLC	100%
Core Scientific, Inc. (f/k/a Power & Digital Infrastructure Acquisition Corp.)
Core Scientific Specialty Mining (Oklahoma) LLC (f/k/a GPU One Holdings, LLC)	Core Scientific Operating Company	100%

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The following tables list the names and offices held by all directors and executive officers of each Applicant as of the date of this Application. New directors of Core Scientific, Inc. will be designated on or after the Plan Effective Date in accordance with the applicable provisions of the Plan and will consist of seven members. The initial new board of directors of Core Scientific, Inc. will be comprised of (i) the current chief executive officer of the Company, (ii) three directors selected by the Equity Committee (as defined in the Plan) and (iii) three directors selected by the Ad Hoc Noteholder Group (as defined in the Plan). New board members, if any, for each of the Guarantors listed below, will be designated in accordance with the applicable provisions of the Plan. Unless otherwise stated in any of the tables set forth below, the mailing address for each of the individuals listed in each of the tables for each of the entities set forth below is: c/o Core Scientific, Inc., 210 Barton Springs Road, Suite 300, Austin, Texas 78704.

(1)	The Company

The directors and executive officers of the Company are the following individuals.

Name	Office
Michael Levitt	Chairman of the Board of Directors
Darin Feinstein	Director
Jarvis Hollingsworth	Director
Matt Minnis	Director and Chief Marketing Officer
Kneeland Youngblood	Director
Neal Goldman	Director
Adam Sullivan	President and Chief Executive Officer
Denise Sterling	Executive Vice President, Chief Financial Officer
Todd M. DuChene	Chief Legal Officer, Chief Administrative Officer and Secretary
Matt Brown	Executive Vice President, Data Center Operations
Russell Cann	Executive Vice President, Client Services
Katharine Hall	General Counsel
Steve Gitlin	Senior Vice President, Investor Relations
Carol Haines	Senior Vice President, Power and Sustainability
Jeff Pratt	Senior Vice President, Partnerships
Jeff Taylor	Senior Vice President, Chief Information Officer

(2)	The Guarantors

The directors and executive officers of Core Scientific Specialty Mining (Oklahoma) LLC are the following individuals.

Name	Office
Adam Sullivan	Chief Executive Officer
Todd M. DuChene	Secretary

There are no directors or executive officers for any of the remaining Guarantors.

5. Principal Owners of Voting Securities.

(a)

The following tables set forth certain information regarding each person known to the Company to own 10 percent or more of the voting securities of the Applicants as of the date of this Application. The mailing address of each holder listed in each of the tables set forth below is: c/o Core Scientific, Inc., 210 Barton Springs Road, Suite 300, Austin, Texas 78704.

Guarantor Name	Principal Owner of 10% or More of Voting Securities	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
American Property Acquisition, LLC	Core Scientific Operating Company	Membership Interest	NA	100%
American Property Acquisitions I, LLC	American Property Acquisition, LLC	Membership Interest	NA	100%
American Property Acquisitions VII, LLC	American Property Acquisition, LLC	Membership Interest	NA	100%
Core Scientific Specialty Mining (Oklahoma) LLC	Core Scientific Operating Company	Membership Interest	NA	100%

UNDERWRITERS

6. Underwriters.

(a)

The name and complete mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of any securities of the Applicants which are outstanding on the date of filing this Application are listed below, along with the title of each class of securities underwritten by the underwriter.

Name	Address	Title of Class of Securities Underwritten
B. Riley Principal Capital II, LLC	11100 Santa Monica Blvd Suite 800 Los Angeles, California 90025	Common stock, par value $0.0001 per share

B. Riley Securities, Inc.	11100 Santa Monica Blvd Suite 800 Los Angeles, California 90025	Common stock, par value $0.0001 per share

(b)	There is no proposed principal underwriter for the Notes that are to be issued in connection with the Indentures that are to be qualified under this Application.

CAPITAL SECURITIES

7. Capitalization.

(a)	The following tables set forth certain information with respect to each authorized class of securities of the Applicants as of the date of this Application.(1) The Company

Company Name	Title of Class	Number of Shares Authorized	Number of Shares Outstanding / Principal Balance(i)
Core Scientific, Inc.	Common stock, par value $0.0001 per share	10,000,000,000	388,258,028
	Preferred Stock, par value $0.0001 per share	2,000,000,000	—
	10.0% April Secured Convertible Notes due 2025	NA	$237,584,000
	10.0% August Secured Convertible Notes due 2025	NA	$322,396,000

(i) Number of shares outstanding figures are not inclusive of warrants to purchase shares of Common Stock and other convertible instruments the Company has issued. The Company has issued warrants that, in the aggregate, are exercisable into 14,892,000 shares of Common Stock.

It is expected that, upon consummation of the Plan, the Company’s capital structure shall include (i) the New Common Interests (as defined in the Plan), (ii) the Convertible Secured Notes, (iii) the Secured Notes, (iv) the New Warrants (as defined in the Plan), (v) the Contingent Payment Obligations (as defined in the Plan) and (vi) the GUC Contingent Payment Obligations (as defined in the Plan).

(2)	Guarantors

Guarantor Name	Title of Class	Number of Shares Authorized	Number of Shares Outstanding / Principal Balance
American Property Acquisition, LLC	Membership Interest	NA	NA
American Property Acquisitions I, LLC	Membership Interest	NA	NA
American Property Acquisitions VII, LLC	Membership Interest	NA	NA
Core Scientific Specialty Mining (Oklahoma) LLC	Membership Interest	NA	NA

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

Convertible Secured Notes

The Convertible Secured Notes will be subject to the Convertible Secured Notes Indenture to be entered into among the Company, the Guarantors and Wilmington Trust, National Association as trustee (the “Convertible Secured Notes Trustee”) and collateral agent (the “Convertible Secured Notes Collateral Agent”). The following is a general description of certain provisions expected to be included in the Convertible Secured Notes Indenture, and the description is qualified in its entirety by reference to the form of Convertible Secured Notes Indenture filed as Exhibit T3C.1 herewith. The Company has not entered into the Convertible Secured Notes Indenture as of the date of this filing, and the terms of the Convertible Secured Notes Indenture are subject to change before it is executed. Capitalized terms used below in this section under the heading “Convertible Secured Notes” and not defined herein have the meanings ascribed to them in the Convertible Secured Notes Indenture.

Events of Default; Withholding of Notice.

The occurrence of any of the following events will constitute an Event of Default under the Convertible Secured Notes Indenture:

(i)    default for three (3) Business Days in the payment when due of any interest on any Note;

(ii)    default in the payment of the principal of any Note when due, or at a date fixed for prepayment thereof or otherwise or at its Maturity (upon acceleration, optional or mandatory conversion, if any, required repurchase or otherwise), as applicable;

(iii)    (1) failure by the Issuer to comply with its obligations to convert any of the Convertible Secured Notes in accordance with the terms of the Convertible Secured Notes Indenture upon exercise of a Holder’s conversion right, and such default continues for three (3) Business Days, (2) failure by the Issuer to pay any amounts payable in the event of a Fundamental Change, (3) breach of, failure to comply with or default under any covenant contained in Sections 4.1 to 4.20 (inclusive), 4.28, 4.29, 4.31 and 4.33 of the Convertible Secured Notes Indenture or (4) failure by the Issuer of its obligations to deliver shares of Common Stock following a Mandatory Conversion Event in accordance with Section 11.2 of the Convertible Secured Notes Indenture after notice from the Convertible Secured Notes Trustee or the Required Holders and such default continues for five (5) Business Days;

(iv)    breach of, failure to comply with or default under any other covenant or agreement of the Issuer or of any Subsidiary that is contained in the Convertible Secured Notes Indenture (other than specified in Section 5.1 (i) through (iii)) and such failure continues for a period of 20 days or more (or 10 days or more in respect of Section 4.26 of the Convertible Secured Notes Indenture) after the Issuer receives notice thereof as specified in Convertible Secured Notes Indenture; provided, however, that such opportunity to cure shall not apply if the breach, failure to perform or default is not capable of being cured within such period;

(v)    failure by the Issuer to satisfy the Listing Obligation within one hundred and twenty (120) days of the Plan Effective Date;

(vi)    (i) any “Event of Default” (in each case, as defined in the Senior Credit Facility and the Secured Notes Documents, as applicable) occurs under any of the Senior Credit Facility or the Secured Notes Documents; or (ii) any breach or default of the Issuer or a Guarantor or any Subsidiary occurs under any Swap Agreement or in respect of any Swap Obligation, or under any instrument or agreement to which the Issuer or any Guarantor is a party, or by which the Issuer or any Guarantor or any of their properties is bound (except any Notes Document, or any instrument or agreement contemplated by clause (i) hereof), in each case, relating to any Debt (other than the Obligations or any Debt under any instrument or agreement contemplated by clause (i) hereof) in excess of $10,000,000 individually or in the aggregate with any such other Debt, if the maturity of such Debt, or any payment, repurchase, defeasance, or redemption of or with respect to such Debt, is or may be accelerated or demanded due to such breach or default;

(vii)    any judgment, arbitration or order for the payment of money is entered against the Issuer or any Guarantor in an amount that exceeds, individually or cumulatively with all unsatisfied judgments or orders against the Issuer and the Guarantors, $10,000,000 (excluding amounts of insurance coverage therefor that has not been denied by the insurer, or subject to a customary contractual indemnity arrangement, and available to the Issuer or any Guarantor for payment of such liabilities), and shall remain undischarged, unvacated, unbonded or unstayed for a period of 60 consecutive days;

(viii)    the Issuer or any Guarantor is enjoined, restrained or in any way prevented by any Governmental Authority from conducting any part of its business which could reasonably be expected to have a Material Adverse Effect; there is a cessation of any part of the Issuer’s or any Guarantor’s business which could reasonably be expected to have a Material Adverse Effect; a material portion of the Collateral or real or personal property of the Issuer or any Guarantor is taken or impaired through condemnation the effect of which could reasonably be expected to have a Material Adverse Effect;

(ix)    an Insolvency Proceeding is commenced by the Issuer or any Guarantor; the Issuer or any Guarantor makes an offer of settlement, extension or composition to its unsecured creditors generally; a trustee is appointed to take possession of any substantial real or personal property of or to operate any of the business of the Issuer or any Guarantor; or an Insolvency Proceeding is commenced against the Issuer or any Guarantor, and the Issuer or such Guarantor consents to institution of the proceeding, the petition commencing the proceeding is not timely contested by the Issuer or such Guarantor, the petition is not dismissed within 60 days after filing, or an order for relief approving such Insolvency Proceeding is entered in the proceeding;

(x)    an ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan that has resulted or could reasonably be expected to result in liability of the Issuer or a Guarantor to a Pension Plan, Multiemployer Plan or PBGC, or that constitutes grounds for appointment of a trustee for or termination by the PBGC of any Pension Plan or Multiemployer Plan to the extent the foregoing could reasonably be expected to have a Material Adverse Effect; the Issuer, a Guarantor or ERISA Affiliate fails to pay when due any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan to the extent the foregoing could reasonably be expected to have a Material Adverse Effect; or any event similar to the foregoing occurs or exists with respect to a Foreign Plan to the extent the foregoing could reasonably be expected to have a Material Adverse Effect;

(xi)    the Issuer or any Guarantor is criminally convicted for (i) a felony committed in the conduct of the Issuer’s or such Guarantor’s business, or (ii) violating any state or federal law (including the Controlled Substances Act, Money Laundering Control Act of 1986 and Illegal Exportation of War Materials Act) that could reasonably be expected to have a Material Adverse Effect; and

(xii)    (a) any Notes Document shall, in whole or in part, cease to be effective and legally valid, binding and enforceable against the Issuer or the Guarantors or shall otherwise cease or fail be effective to create the rights and obligations purported to be created thereunder in favor of any Secured Party, or (b) the Issuer or Guarantor thereof shall repudiate or revoke (or attempt or purport to repudiate or revoke) any of its obligations or covenants under any Notes Document, or (c) the Convertible Secured Notes Collateral Agent shall not have or shall cease to have a valid and perfected Lien in a material portion of the Collateral purported to be covered by the Collateral Documents with the priority required by the relevant Collateral Document, in each case for any reason other than the failure of the Convertible Secured Notes Collateral Agent or any Secured Party to take any action within its control.

If an Event of Default (other than as specified in clause (ix) with respect to the Issuer) occurs and is continuing, the Convertible Secured Notes Trustee or the Holders of not less than 25% in aggregate principal amount of the Convertible Secured Notes then outstanding by written notice to the Issuer (and to the Convertible Secured Notes Trustee if such notice is given by the Holders) may, and the Convertible Secured Notes Trustee, upon the written request of such Holders, may, declare the principal of, and any accrued and unpaid interest on, all of the outstanding Convertible Secured Notes immediately due and payable, and upon any such declaration all such amounts payable in respect of the Convertible Secured Notes shall become immediately due and payable.

If an Event of Default specified in clause (ix) occurs and is continuing with respect to the Issuer, then the principal of, and accrued and unpaid interest on, all of the outstanding Convertible Secured Notes shall become and be immediately due and payable without any declaration or other act on the part of the Convertible Secured Notes Trustee or any Holder.

In the event of any Event of Default specified in clause (vi), such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Convertible Secured Notes) shall be annulled, waived and rescinded, automatically and without any action by the Convertible Secured Notes Trustee or the Holders, if within twenty (20) days after such Event of Default arose:

(a)	the Debt or guarantee that is the basis for such Event of Default has been discharged;

(b)	the requisite holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(c)	the default that is the basis for such Event of Default has been cured.

If a Default for a failure to report or failure to deliver a required certificate in connection with another default (the “Initial Default”) occurs, then at the time such Initial Default is cured, such Default for a failure to report or failure to deliver a required certificate in connection with another default that resulted solely because of that Initial Default will also be cured without any further action; and any Default or Event of Default for the failure to comply with the time periods prescribed in Section 4.23 of the Convertible Secured Notes Indenture or otherwise to deliver any notice or certificate pursuant to any other provision of the Convertible Secured Notes Indenture shall be deemed to be cured upon the delivery of any such report required by Section 4.23 of the Convertible Secured Notes Indenture or such notice or certificate, as applicable, even though such delivery is not within the prescribed period specified in the Convertible Secured Notes Indenture.

Authentication and Delivery of Convertible Secured Notes; Application of Proceeds.

An Officer of the Issuer shall sign the Convertible Secured Notes for the Issuer by manual or facsimile signature (including in PDF or similar format).

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

A Note shall not be valid until authenticated by the manual signature of a Trust Officer of the Convertible Secured Notes Trustee. The signature of a Trust Officer of the Convertible Secured Notes Trustee shall be conclusive evidence that the Note has been authenticated under the Convertible Secured Notes Indenture.

The Convertible Secured Notes Trustee shall, upon receipt of an Issuer Order directing the Convertible Secured Notes Trustee to authenticate the Convertible Secured Notes authenticate Convertible Secured Notes for original issue in the aggregate principal amount stated in such written order.

The Convertible Secured Notes Trustee may appoint an authenticating agent reasonably acceptable to the Issuer to authenticate Convertible Secured Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Convertible Secured Notes whenever the Convertible Secured Notes Trustee may do so. Each reference in the Convertible Secured Notes Indenture to authentication by the Convertible Secured Notes Trustee includes authentication by such agent or agents. An authenticating agent has the same rights as an Agent to deal with Holders or the Issuer or an Affiliate of the Issuer.

The Convertible Secured Notes Trustee shall have the right to decline to authenticate and deliver any Convertible Secured Notes under section 2.2 of the Convertible Secured Notes Indenture if the Convertible Secured Notes Trustee, (i) being advised by counsel, determines that such action may not lawfully be taken or if the Convertible Secured Notes Trustee in good faith shall determine that such action would expose the Convertible Secured Notes Trustee to personal liability, (ii) in good faith by its board of directors, executive committee or a trust committee of directors and/or Trust Officers of the Convertible Secured Notes Trustee in good faith determines that such action would expose the Convertible Secured Notes Trustee to personal liability to Holders of any outstanding series of Convertible Secured Notes, or (iii) if the issue of such Convertible Secured Notes pursuant to the Convertible Secured Notes Indenture will affect the Convertible Secured Notes Trustee’s own rights, duties or immunities under the Convertible Secured Notes and the Convertible Secured Notes Indenture or otherwise in a manner which is not reasonably acceptable to the Convertible Secured Notes Trustee.

Release of Collateral.

(a)    The Liens securing the Obligations will be automatically released, all without delivery of any instrument or performance of any act by any party, at any time and from time to time as provided by Section 12.2 of the Convertible Secured Notes Indenture. Upon such release, subject to the terms of the Collateral Documents, all rights in the released Collateral securing Obligations shall revert to the Issuer and the Guarantors, as applicable. The Collateral shall be released from the Lien and security interest securing the Obligations created by the Collateral Documents and the Convertible Secured Notes Agent shall execute documents evidencing such release in accordance with Article XII of the Convertible Secured Notes Indenture at the Issuer’s sole cost and expense, under one or more of the following circumstances:

(i)    in whole upon:

(A)    payment in full of the principal of, together with accrued and unpaid interest on, the Convertible Secured Notes and all other Obligations under the Convertible Secured Notes Indenture, the Guarantees and the other Notes Documents (for the avoidance of doubt, other than contingent obligations in respect of which no claims have been made) that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, are paid;

(B)    discharge of the Convertible Secured Notes Indenture with respect to the Convertible Secured Notes as set forth under Section 7.8 of the Convertible Secured Notes Indenture; or

(C)    a Legal Defeasance or Covenant Defeasance of the Convertible Secured Notes Indenture with respect to the Convertible Secured Notes as set forth under Sections 7.2 or 7.3 of the Convertible Secured Notes Indenture, as applicable;

(ii)    in whole or in part, with the consent of Holders in accordance with Article VIII of the Convertible Secured Notes Indenture;

(iii)    in part, as to any asset:

(A)    constituting Collateral that is sold or otherwise Disposed of by the Issuer or any of the Guarantors to any Person that is not the Issuer or a Guarantor in a transaction permitted by the Convertible Secured Notes Indenture (to the extent of the interest sold or Disposed of), if and to the extent that such release shall be required pursuant to the terms of the New Miner Equipment Intercreditor Agreement (but only if any Liens thereon securing New Miner Equipment Lender Debt shall be released concurrently therewith),

(B)    constituting Collateral that is sold or otherwise Disposed of by the Issuer or any of the Guarantors to any Person that is not the Issuer or a Guarantor in a transaction not prohibited by the Convertible Secured Notes Indenture (to the extent of the interest sold or Disposed of), if and to the extent that such release shall be required pursuant to the terms of the 1L/2L/3L Intercreditor Agreement (but only if any Liens thereon securing the Secured Notes and the Senior Credit Facility shall be released concurrently therewith),

(C)    that is held by a Guarantor or a Subsidiary that ceases to be a Guarantor or a Subsidiary as a result of a transaction not prohibited by the Convertible Secured Notes Indenture (as in effect on the Issue Date),

(D)    that becomes an Excluded Asset pursuant to a transaction or under circumstances permitted by the Convertible Secured Notes Indenture,

(E)    constituting Collateral that is the subject of a Permitted Asset Disposition or an Exempted Disposition (in each case, as defined on the Issue Date) to a Person that is not the Issuer or a Guarantor (and the Issuer or the relevant Guarantor shall certify that such Disposition is a Permitted Asset Disposition or Exempted Disposition and the Convertible Secured Notes Collateral Agent may rely conclusively on any such certificate without further inquiry), or

(F)    that is otherwise released in accordance with, and as expressly provided for by the terms of, the Convertible Secured Notes Indenture, the 1L/2L/3L Intercreditor Agreement and the other Collateral Documents;

provided, that, if applicable, the proceeds (if any) of Collateral released in accordance with clause (3)(B) above shall be applied in accordance with the 1L/2L/3L Intercreditor Agreement; provided further, that the Liens securing the Obligations will be automatically released, all without delivery of any instrument or performance of any act by any party, at any time and from time to time (i) upon release of any such Liens securing the Senior Credit Facility or (ii) pursuant to the applicable terms of the New Miner Equipment Intercreditor Agreement or any other Acceptable Intercreditor Agreement, in each case, in accordance with its terms; provided further, that to the extent the Senior Credit Facility is outstanding, no asset shall be released pursuant to any of the foregoing provisions unless such asset is or will also be released from any Liens securing the Senior Credit Facility, in accordance with its terms.

(b)    Any release of Collateral permitted by Section 12.2 of the Convertible Secured Notes Indenture shall be deemed not to impair the Liens under the Convertible Secured Notes Indenture and the Collateral Documents in contravention thereof.

(c)    The Holders authorize the Convertible Secured Notes Collateral Agent to subordinate its Liens (i) on assets financed with any Permitted Purchase Money Debt to any Permitted Purchase Money Lien permitted to attach to such assets pursuant to Section 4.2 of the Convertible Secured Notes Indenture), and (ii) to any other Permitted Lien expressly entitled to senior priority under the Convertible Secured Notes Indenture (as in effect on the Issue Date, or as modified with the consent of such Holders as is required therefor pursuant to Section 8.2 of the Convertible Secured Notes Indenture), and to enter into any Acceptable Intercreditor Agreement or enter into an amendment or other modification to the New Miner Equipment Intercreditor Agreement to effectuate the foregoing in accordance with Section 6.10(b) of the Convertible Secured Notes Indenture.

(d)    The Convertible Secured Notes Collateral Agent shall have no obligation to assure that any Collateral exists or is owned by the Issuer or a Guarantor, or is cared for, protected or insured, nor to assure that Convertible Secured Notes Collateral Agent’s Liens have been properly created, perfected or enforced, or are entitled to any particular priority, nor to exercise any duty of care with respect to any Collateral. If any Collateral is Disposed pursuant to a Permitted Asset Disposition to any Person other than the Issuer or a Guarantor, such Collateral shall be sold free and clear of the Liens created by this Indenture, the Collateral Documents and the Convertible Secured Notes Collateral Agent shall, at the expense of the Issuer, take any and all actions reasonably requested by the Issuer to effect the foregoing (provided, that the Issuer shall provide an Officer’s Certificate to the Convertible Secured Notes Collateral Agent that such Disposition is permitted by the Convertible Secured Notes Indenture, in addition to any other certificate or opinion required by the Convertible Secured Notes Indenture).

Release of Guarantees

A Guarantee by a Guarantor shall be automatically and unconditionally released and discharged (and all Liens granted pursuant to any Collateral Document upon any Collateral of such Guarantor automatically released), and no further action by such Guarantor, the Issuer, the Convertible Secured Notes Collateral Agent or the Convertible Secured Notes Trustee is required for the release of such Guarantor’s Guarantee upon:

(a)    any direct or indirect sale, exchange or transfer (by merger, consolidation or otherwise) of the Capital Stock of such Guarantor (including any sale, exchange or transfer), after which the applicable Guarantor is no longer a Subsidiary;

(b)    the release or discharge of the guarantee by such Guarantor of the Senior Credit Facility and the Secured Notes issued under the Secured Notes Indenture and any Permitted Refinancing thereof (in each case, as applicable, other than by reason of the payment under, termination or repayment of such Senior Credit Facility or the discharge of the Convertible Secured Notes Indenture in accordance with its terms) or the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee; or

(c)    the Issuer exercising its Legal Defeasance option or Covenant Defeasance option in accordance with the Convertible Secured Notes Indenture or the Issuer’s obligations under the Convertible Secured Notes Indenture being discharged in accordance with the terms of the Convertible Secured Notes Indenture.

Prior to (or concurrent with) the release of any Guarantee of any Guarantor hereunder, the Issuer shall deliver to the Convertible Secured Notes Trustee and the Convertible Secured Notes Collateral Agent an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Convertible Secured Notes Indenture relating to such release have been complied with.

Upon request of the Issuer, the Convertible Secured Notes Trustee and the Convertible Secured Notes Collateral Agent shall evidence such release by a supplemental indenture or other instrument which may be executed by the Convertible Secured Notes Trustee without the consent of any Holder.

Satisfaction	and Discharge.

The Convertible Secured Notes Indenture will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of Convertible Secured Notes which shall survive until all Convertible Secured Notes have been canceled and the rights, protections and immunities of the Convertible Secured Notes Trustee) as to all outstanding Convertible Secured Notes when either:

(a)    all the Convertible Secured Notes that have been authenticated and delivered (except lost, stolen or destroyed Convertible Secured Notes which have been replaced or paid and Convertible Secured Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from this trust), have been delivered to the Convertible Secured Notes Trustee for cancellation; or

(1)    all Convertible Secured Notes not delivered to the Convertible Secured Notes Trustee for cancellation otherwise (A) have become due and payable, or (B) will become due and payable within one year and, in any case, the Issuer has irrevocably deposited or caused to be deposited with the Convertible Secured Notes Trustee as trust funds in trust solely for the benefit of the Holders, U.S. dollars, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient (without consideration of any reinvestment of interest) in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants selected by the Issuer and delivered to the Convertible Secured Notes Trustee to pay and discharge the entire Debt (including all principal and accrued interest (entirely in Cash Interest)) on the Convertible Secured Notes not theretofore delivered to the Convertible Secured Notes Trustee for cancellation;

(2)    the Issuer has paid or caused to be paid all other sums payable by it under the Convertible Secured Notes Indenture; and

(3)    the Issuer has delivered irrevocable instructions to the Convertible Secured Notes Trustee under the Convertible Secured Notes Indenture to apply the deposited money toward the payment of the Convertible Secured Notes at maturity.

In addition, the Issuer must deliver to the Convertible Secured Notes Trustee an Officer’s Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge have been complied with.

After the Convertible Secured Notes are no longer outstanding, the Issuer’s and the Guarantors’ obligations in Section 6.6 of the Convertible Secured Notes Indenture shall survive any discharge pursuant to Section 7.8 of the Convertible Secured Notes Indenture.

If the Convertible Secured Notes Indenture is discharged pursuant to Section 7.8 of the Convertible Secured Notes Indenture, all Liens on the Collateral in favor of the Convertible Secured Notes Collateral Agent for the benefit of the Secured Parties will be released and the Collateral Documents, solely with respect to the Convertible Secured Notes, shall cease to be of further effect, all without delivery of any instrument or performance of any act by any party.

After such delivery or irrevocable deposit and receipt of the Officer’s Certificate and Opinion of Counsel, the Convertible Secured Notes Trustee, upon written request, shall acknowledge in writing the discharge of the Issuer’s obligations under the Convertible Secured Notes and the Convertible Secured Notes Indenture except for those surviving obligations specified above.

Evidence of Compliance with Conditions and Covenants.

The Issuer shall deliver to the Convertible Secured Notes Trustee, within 120 days after the end of each Fiscal Year, starting with the Fiscal Year ended December 31, 2024, an Officer’s Certificate, stating that in the course of the performance by the signer of its duties as an officer of the Issuer such signer would normally have knowledge of any Default and whether or not the signer knows of any Default that occurred during such period and if any specifying such Default, its status and what action the Issuer is taking or proposed to take with respect thereto.

If the Issuer shall become aware that (i) any Default or Event of Default has occurred and is continuing or (ii) any Holder seeks to exercise any remedy hereunder with respect to a claimed Default under the Convertible Secured Notes Indenture or the Convertible Secured Notes, the Issuer shall promptly deliver to the Convertible Secured Notes Trustee an Officer’s Certificate specifying such event, notice or other action (including any action the Issuer is taking or proposed to take in respect thereof).

Secured Notes

The Secured Notes will be subject to the Secured Notes Indenture to be entered into among the Company, the Guarantors and Wilmington Trust, National Association, as trustee (in such capacity, the “Secured Notes Trustee”) and collateral agent (in such capacity, the “Secured Notes Collateral Agent”). The following is a general description of certain provisions expected to be included in the Secured Notes Indenture, and the description is qualified in its entirety by reference to the form of Secured Notes Indenture filed as Exhibit T3C.2 herewith. The Company has not entered into the Secured Notes Indenture as of the date of this filing, and the terms of the Secured Notes Indenture are subject to change before it is executed. Capitalized terms used below in the section under the heading “Secured Notes” and not defined herein have the meanings ascribed to them in the Secured Notes Indenture.

Events	of Default; Withholding of Notice.

The occurrence of any of the following events will constitute an Event of Default under the Secured Notes Indenture:

(i)	default for three (3) Business Days in the payment when due of any interest on any Note;

(ii)

default in the payment of the principal of or premium, if any, on any Note when due, or at a date fixed for prepayment thereof or otherwise or at its Maturity (upon acceleration, optional or mandatory redemption, if any, required repurchase or otherwise), as applicable;

(iii)	breach of, failure to comply with or default under any covenant contained in Sections 4.01 to 4.20 (inclusive), 4.23, 4.29, 4.30, 4.31 and 4.34 of the Secured Notes Indenture;

(iv)

breach of, failure to comply with or default under any other covenant or agreement of the Issuer or of any Subsidiary that is contained in the Secured Notes Indenture (other than specified in clauses (i) through (iii)) and such failure continues for a period of 20 days or more (or 10 days or more in respect of Section 4.26 of the Secured Notes Indenture) after the Issuer receives notice thereof as specified in the Secured Notes Indenture; provided, however, that such opportunity to cure shall not apply if the breach, failure to perform or default is not capable of being cured within such period;

(v)	[Reserved.];

(vi)

(i) any “Event of Default” (in each case, as defined in the Senior Credit Facility and the Convertible Notes Documents, as applicable) occurs under any of the Senior Credit Facility or the Convertible Notes Documents; or (ii) any breach or default of the Issuer or a Guarantor or any Subsidiary occurs under any Swap Agreement or in respect of any Swap Obligation, or under any instrument or agreement to which the Issuer or any Guarantor is a party, or by which the Issuer or any Guarantor or any of their properties is bound (except any Notes Document, or any instrument or agreement contemplated by clause (i) hereof), in each case, relating to any Debt (other than the Obligations or any Debt under any instrument or agreement contemplated by clause (i) hereof) in excess of $10,000,000 individually or in the aggregate with any such other Debt, if the maturity of such Debt, or any payment, repurchase, defeasance, or redemption of or with respect to such Debt, is or may be accelerated or demanded due to such breach or default;

(vii)

any judgment, arbitration or order for the payment of money is entered against the Issuer or any Guarantor in an amount that exceeds, individually or cumulatively with all unsatisfied judgments or orders against the Issuer and the Guarantors, $10,000,000 (excluding amounts of insurance coverage therefor that has not been denied by the insurer, or subject to a customary contractual indemnity arrangement, and available to the Issuer or any Guarantor for payment of such liabilities), and shall remain undischarged, unvacated, unbonded or unstayed for a period of 60 consecutive days;

(viii)

the Issuer or any Guarantor is enjoined, restrained or in any way prevented by any Governmental Authority from conducting any part of its business which could reasonably be expected to have a Material Adverse Effect; there is a cessation of any part of the Issuer’s or any Guarantor’s business which could reasonably be expected to have a Material Adverse Effect; a material portion of the Collateral or real or personal property of the Issuer or any Guarantor is taken or impaired through condemnation the effect of which could reasonably be expected to have a Material Adverse Effect;

(ix)

an Insolvency Proceeding is commenced by the Issuer or any Guarantor; the Issuer or any Guarantor makes an offer of settlement, extension or composition to its unsecured creditors generally; a trustee is appointed to take possession of any substantial real or personal property of or to operate any of the business of the Issuer or any Guarantor; or an Insolvency Proceeding is commenced against the Issuer or any Guarantor, and the Issuer or such Guarantor consents to institution of the proceeding, the petition commencing the proceeding is not timely contested by the Issuer or such Guarantor, the petition is not dismissed within 60 days after filing, or an order for relief approving such Insolvency Proceeding is entered in the proceeding;

(x)

an ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan that has resulted or could reasonably be expected to result in liability of the Issuer or a Guarantor to a Pension Plan, Multiemployer Plan or PBGC, or that constitutes grounds for appointment of a trustee for or termination by the PBGC of any Pension Plan or Multiemployer Plan to the extent the foregoing could reasonably be expected to have a Material Adverse Effect; the Issuer, a Guarantor or ERISA Affiliate fails to pay when due any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan to the extent the foregoing could reasonably be expected to have a Material Adverse Effect; or any event similar to the foregoing occurs or exists with respect to a Foreign Plan to the extent the foregoing could reasonably be expected to have a Material Adverse Effect;

(xi)

the Issuer or any Guarantor is criminally convicted for (i) a felony committed in the conduct of the Issuer’s or such Guarantor’s business, or (ii) violating any state or federal law (including the Controlled Substances Act, Money Laundering Control Act of 1986 and Illegal Exportation of War Materials Act) that could reasonably be expected to have a Material Adverse Effect; and

(xii)

(a) any Notes Document shall, in whole or in part, cease to be effective and legally valid, binding and enforceable against the Issuer or the Guarantors or shall otherwise cease or fail be effective to create the rights and obligations purported to be created thereunder in favor of any Secured Party, or (b) the Issuer or Guarantor thereof shall repudiate or revoke (or attempt or purport to repudiate or revoke) any of its obligations or covenants under any Notes Document, or (c) the Collateral Agent shall not have or shall cease to have a valid and perfected Lien in a material portion of the Collateral purported to be covered by the Collateral Documents with the priority required by the relevant Collateral Document, in each case for any reason other than the failure of Collateral Agent or any Secured Party to take any action within its control.

If an Event of Default (other than as specified in clause (ix) with respect to the Issuer) occurs and is continuing, the Secured Notes Trustee or the Holders of not less than 25% in aggregate principal amount of the Secured Notes then outstanding by written notice to the Issuer (and to the Secured Notes Trustee if such notice is given by the Holders) may, and the Secured Notes Trustee, upon the written request of such Holders, subject to Section 5.05 of the Secured Notes Indenture, shall, declare the principal of, premium, if any (including the Prepayment Premium), and any accrued and unpaid interest on, all of the outstanding Secured Notes immediately due and payable, and upon any such declaration all such amounts payable in respect of the Secured Notes shall become immediately due and payable.

If an Event of Default described in clause (ix) occurs and is continuing with respect to the Issuer, then the principal of, premium, if any (including the Prepayment Premium), and accrued and unpaid interest on, all of the outstanding Secured Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

In the event of any Event of Default specified in clause (vi), such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Secured Notes) shall be annulled, waived and rescinded, automatically and without any action by the Secured Notes Trustee or the Holders, if within twenty (20) days after such Event of Default arose:

(a)	the Debt or guarantee that is the basis for such Event of Default has been discharged;

(b)	the requisite holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(c)	the default that is the basis for such Event of Default has been cured.

As a result of any acceleration of the Secured Notes, the Prepayment Premium, which would then be payable if the Secured Notes were to be called for redemption in accordance with Article Three of the Secured Notes Indenture, shall be immediately due and payable.

If a Default for a failure to report or failure to deliver a required certificate in connection with another default (the “Initial Default”) occurs, then at the time such Initial Default is cured, such Default for a failure to report or failure to deliver a required certificate in connection with another default that resulted solely because of that Initial Default will also be cured without any further action; and any Default or Event of Default for the failure to comply with the time periods prescribed in Section 4.24 of the Secured Notes Indenture or otherwise to deliver any notice or certificate pursuant to any other provision of the Secured Notes Indenture shall be deemed to be cured upon the delivery of any such report required by Section 4.24 of the Secured Notes Indenture or such notice or certificate, as applicable, even though such delivery is not within the prescribed period specified in the Secured Notes Indenture.

Authentication and Delivery of Secured Notes; Application of Proceeds.

An Officer of the Issuer shall sign the Secured Notes on behalf of the Issuer by manual or facsimile signature (including in PDF or similar format).

If an Officer whose signature is on a Note no longer holds that office at the time the Secured Notes Trustee authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid or obligatory for any purpose until an authorized signatory of the Secured Notes Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under the Secured Notes Indenture.

Upon receipt of the Issuer Order directing the Trustee to authenticate the Secured Notes specified in such Issuer Order, the Issuer shall execute and the Secured Notes Trustee shall authenticate (a) Original Notes, on the date hereof, for original issue up to an aggregate principal amount of $150,000,000 and (b) Additional Notes, from time to time for an aggregate principal amount specified in such Issuer Order for such Additional Notes issued hereunder. Any issuance of Additional Notes shall be subject to compliance at the time of issuance of such Additional Notes with the provisions of Sections 4.06 and 4.07 of the Secured Notes Indenture. Any issue of Additional Notes that is to utilize the same ISIN or CUSIP number as a Note already issued hereunder shall be effected in a manner and under circumstances whereby the Additional Notes are fungible with the Original Notes for U.S. federal income tax purposes. Otherwise the Additional Notes will have a separate CUSIP or ISIN number.

The Secured Notes Trustee may appoint an authenticating agent reasonably acceptable to the Issuer to authenticate the Secured Notes. Unless limited by the terms of such appointment, any such authenticating agent may authenticate Secured Notes whenever the Secured Notes Trustee may do so. Each reference in the Secured Notes Indenture to authentication by the Secured Notes Trustee includes authentication by any such agent. An authenticating agent has the same rights as any Registrar, co-Registrar Transfer Agent or Paying Agent to deal with the Holders, the Issuer or an Affiliate of the Issuer.

The Secured Notes Trustee shall have the right to decline to authenticate and deliver any Secured Notes under Section 2.02 of the Secured Notes Indenture if the Secured Notes Trustee, (i) being advised by counsel, determines that such action may not lawfully be taken or if the Secured Notes Trustee in good faith shall determine that such action would expose the Secured Notes Trustee to personal liability, (ii) in good faith by its board of directors, executive committee or a trust committee of directors and/or Trust Officers of the Secured Notes Trustee in good faith determines that such action would expose the Secured Notes Trustee to personal liability to Holders of any outstanding series of Secured Notes, or (iii) if the issue of such Secured Notes pursuant to the Secured Notes Indenture will affect the Secured Notes Trustee’s own rights, duties or immunities under the Secured Notes and the Secured Notes Indenture or otherwise in a manner which is not reasonably acceptable to the Secured Notes Trustee.

Release of Collateral.

(a)    The Liens securing the Obligations will be automatically released, all without delivery of any instrument or performance of any act by any party, at any time and from time to time as provided by Section 10.02 of the Secured Notes Indenture. Upon such release, subject to the terms of the Collateral Documents, all rights in the released Collateral securing Obligations shall revert to the Issuer and the Guarantors, as applicable. The Collateral shall be released from the Lien and security interest securing the Obligations created by the Collateral Documents and the Secured Notes Collateral Agent shall execute documents evidencing such release in accordance with Article Ten of the Secured Notes Indenture at the Issuer’s sole cost and expense, under one or more of the following circumstances:

(i)    in whole upon:

(A)    payment in full of the principal of, together with accrued and unpaid interest on, the Secured Notes and all other Obligations under the Secured Notes Indenture, the Guarantees and the other Notes Documents (for the avoidance of doubt, other than contingent obligations in respect of which no claims have been made) that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, are paid;

(B)    satisfaction and discharge of the Secured Notes Indenture with respect to the Secured Notes as set forth under Section 7.05 of the Secured Notes Indenture; or

(C)    a Legal Defeasance or Covenant Defeasance of the Secured Notes Indenture with respect to the Secured Notes as set forth under Section 7.02 or 7.03 of the Secured notes Indenture, as applicable;

(ii)    in whole or in part, with the consent of Holders in accordance with Article Eight of the Secured Notes Indenture;

(iii)    in part, as to any asset:

(A)    constituting Collateral that is sold or otherwise Disposed of by the Issuer or any of the Guarantors to any Person that is not the Issuer or a Guarantor in a transaction permitted by the Secured Notes Indenture (to the extent of the interest sold or Disposed of), if and to the extent that such release shall be required pursuant to the terms of the New Miner Equipment Intercreditor Agreement (but only if any Liens thereon securing New Miner Equipment Lender Debt shall be released concurrently therewith),

(B)    constituting Collateral that is sold or otherwise Disposed of by the Issuer or any of the Guarantors to any Person that is not the Issuer or a Guarantor in a transaction not prohibited by the Secured Notes Indenture (to the extent of the interest sold or Disposed of), if and to the extent that such release shall be required pursuant to the terms of the 1L/2L/3L Intercreditor Agreement (but only if any Liens thereon securing the Convertible Secured Notes and the Senior Credit Facility shall be released concurrently therewith),

(C)    that is held by a Guarantor or a Subsidiary that ceases to be a Guarantor or a Subsidiary as a result of a transaction not prohibited by the Secured Notes Indenture (as in effect on the Issue Date),

(D)    that becomes an Excluded Asset pursuant to a transaction or under circumstances permitted by the Secured Notes Indenture,

(E)    constituting Collateral that is the subject of a Permitted Asset Disposition or an Exempted Disposition (in each case, as defined on the Issue Date) to a Person that is not the Issuer or a Guarantor (and the Issuer or the relevant Guarantor shall certify that such Disposition is a Permitted Asset Disposition or Exempted Disposition and the Secured Notes Collateral Agent may rely conclusively on any such certificate without further inquiry), or

(F)    that is otherwise released in accordance with, and as expressly provided for by the terms of, the Secured Notes Indenture, the 1L/2L/3L Intercreditor Agreement and the other Collateral Documents;

provided, that, if applicable, the proceeds (if any) of Collateral released in accordance with clause (iii)(B) above shall be applied in accordance with the 1L/2L/3L Intercreditor Agreement; provided further, that the Liens securing the Obligations will be automatically released, all without delivery of any instrument or performance of any act by any party, at any time and from time to time (i) upon release of any such Liens securing the Senior Credit Facility or (ii) pursuant to the applicable terms of the New Miner Equipment Intercreditor Agreement or any other Acceptable Intercreditor Agreement, in each case, in accordance with its terms; provided further, that to the extent the Senior Credit Facility is outstanding, no asset shall be released pursuant to any of the foregoing provisions unless such asset is or will also be released from any Liens securing the Senior Credit Facility, in accordance with its terms.

(b)    Any release of Collateral permitted by Section 10.02 of the Secured Notes Indenture shall be deemed not to impair the Liens under the Secured Notes Indenture and the Collateral Documents in contravention thereof.

(c)    The Holders authorize the Secured Notes Collateral Agent to subordinate its Liens (i) on assets financed with any Permitted Purchase Money Debt to any Permitted Purchase Money Lien permitted to attach to such assets pursuant to Section 4.02 of the Secured Notes Indenture, and (ii) to any other Permitted Lien expressly entitled to senior priority under the Secured Notes Indenture (as in effect on the Issue Date, or as modified with the consent of such Holders as is required therefor pursuant to Section 8.02 of the Secured Notes Indenture), and to enter into any Acceptable Intercreditor Agreement or enter into an amendment or other modification to the New Miner Equipment Intercreditor Agreement to effectuate the foregoing in accordance with Section 6.10(b) of the Secured Notes Indenture.

(d)    The Secured Notes Collateral Agent shall have no obligation to assure that any Collateral exists or is owned by the Issuer or a Guarantor, or is cared for, protected or insured, nor to assure that the Secured Notes Collateral Agent’s Liens have been properly created, perfected or enforced, or are entitled to any particular priority, nor to exercise any duty of care with respect to any Collateral. If any Collateral is Disposed pursuant to a Permitted Asset Disposition to any Person other than the Issuer or a Guarantor, such Collateral shall be sold free and clear of the Liens created by the Secured Notes Indenture, the Collateral Documents and the Secured Notes Collateral Agent shall, at the expense of the Issuer, take any and all actions reasonably requested by the Issuer to effect the foregoing (provided, that the Issuer shall provide an Officer’s Certificate to the Secured Notes Collateral Agent that such Disposition is permitted by the Secured Notes Indenture, in addition to any other certificate or opinion required by the Secured Notes Indenture).

Release of Guarantees.

A Guarantee by a Guarantor shall be automatically and unconditionally released and discharged (and all Liens granted pursuant to any Collateral Document upon any Collateral of such Guarantor automatically released), and no further action by such Guarantor, the Issuer, the Secured Notes Collateral Agent or the Secured Notes Trustee is required for the release of such Guarantor’s Guarantee upon:

(a)    any direct or indirect sale, exchange or transfer (by merger, consolidation or otherwise) of the Capital Stock of such Guarantor (including any sale, exchange or transfer), after which the applicable Guarantor is no longer a Subsidiary;

(b)    the release or discharge of the guarantee by such Guarantor of the Senior Credit Facility and the Convertible Secured Notes issued under the Convertible Secured Notes Indenture and any Permitted Refinancing thereof (in each case, as applicable, other than by reason of the payment under, termination or repayment of such Senior Credit Facility or the discharge of the Convertible Secured Notes Indenture in accordance with its terms) or the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee; or

(c)    the Issuer exercising its Legal Defeasance option or Covenant Defeasance option in accordance with the Secured Notes Indenture or the Issuer’s obligations under the Secured Notes Indenture being discharged in accordance with the terms of the Secured Notes Indenture.

Prior to (or concurrent with) the release of any Guarantee of any Guarantor hereunder, the Issuer shall deliver to the Secured Notes Trustee and the Secured Notes Collateral Agent an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Secured Notes Indenture relating to such release have been complied with.

Upon request of the Issuer, the Secured Notes Trustee and the Secured Notes Collateral Agent shall evidence such release by a supplemental indenture or other instrument which may be executed by the Secured Notes Trustee without the consent of any Holder.

Satisfaction and Discharge.

The Secured Notes Indenture shall be discharged and shall cease to be of further effect when:

(a)    the Issuer has irrevocably deposited or caused to be deposited with the Secured Notes Trustee as funds in trust for such purpose an amount in dollars or U.S. Government Obligations sufficient to pay and discharge the entire Debt on such Secured Notes that have not, prior to such time, been delivered to the Secured Notes Trustee for cancellation, for principal of, premium, if any, and accrued and unpaid interest on the Secured Notes to the date of such deposit (in the case of Secured Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, and the Issuer has delivered irrevocable instructions to the Secured Notes Trustee under the Secured Notes Indenture in the form of an Officer’s Certificate to apply the deposited money toward the payment of Secured Notes at Maturity or on the Redemption Date, as the case may be and either:

(i)

all the Secured Notes that have been authenticated and delivered (other than destroyed, lost or stolen Secured Notes that have been replaced or paid and Secured Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust as provided for in Section 2.04 of the Secured Notes Indenture) have been delivered to the Secured Notes Trustee for cancellation; or

(ii)

all Secured Notes that have not been delivered to the Secured Notes Trustee for cancellation (x) have become due and payable (by reason of the mailing of a notice of redemption or otherwise), (y) will become due and payable at Stated Maturity within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Secured Notes Trustee for the giving of notice of redemption by the Secured Notes Trustee in the Issuer’s name, and at the Issuer’s expense;

(b)    the Issuer has paid or caused to be paid all sums payable by the Issuer under the Secured Notes Indenture; and

(c)    the Issuer has delivered to the Secured Notes Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that: all conditions precedent provided in the Secured Notes Indenture relating to the satisfaction and discharge of the Secured Notes Indenture have been satisfied.

If the Secured Notes Indenture shall be satisfied and discharged pursuant to Section 7.05 of the Secured Notes Indenture, all Liens on the Collateral in favor of the Secured Notes Collateral Agent for the benefit of the Secured Parties will be released and the Collateral Documents, solely with respect to the Secured Notes, shall cease to be of further effect, all without delivery of any instrument or performance of any act by any party.

Evidence of Compliance with Conditions and Covenants.

The Issuer shall deliver to the Secured Notes Trustee, within 120 days after the end of each Fiscal Year, starting with the Fiscal Year ended December 31, 2024, an Officer’s Certificate, stating that in the course of the performance by the signer of its duties as an officer of the Issuer such signer would normally have knowledge of any Default and whether or not the signer knows of any Default that occurred during such period and if any specifying such Default, its status and what action the Issuer is taking or proposed to take with respect thereto.

If the Issuer shall become aware that (i) any Default or Event of Default has occurred and is continuing or (ii) any Holder seeks to exercise any remedy hereunder with respect to a claimed Default under the Secured Notes Indenture or the Secured Notes, the Issuer shall promptly deliver to the Secured Notes Trustee an Officer’s Certificate specifying such event, notice or other action (including any action the Issuer is taking or proposed to take in respect thereof).

9.	Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a) Pages numbered 1-18, consecutively.

(b) The Statement of Eligibility and Qualification on Form T-1 of the trustee under the Notes Indentures to be qualified.

(c) The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1(a)	Certificate of Formation of American Property Acquisition, LLC*

Exhibit T3A.1(b)	Certificate of Change of Registered Agent of American Property Acquisition, LLC*

Exhibit T3A.2(a)	Articles of Organization of American Property Acquisitions I, LLC (f/k/a 155 Palmer Lane, LLC)*

Exhibit T3A.2(b)	Amendment of Articles of Organization (Change of Name) of Amendment of American Property Acquisitions I, LLC (f/k/a 155 Palmer Lane, LLC)*

Exhibit T3A.2(c)	Designation and/or Statement of Change of Registered Office, Registered Agent or Principal Office Address of American Property Acquisitions I, LLC*

Exhibit T3A.3	Articles of Organization of American Property Acquisitions VII, LLC*

Exhibit T3A.4	Second Amended and Restated Certificate of Incorporation of Core Scientific, Inc. (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K of Core Scientific, Inc., for the fiscal year ended December 31, 2022)**

Exhibit T3A.5(a)	Certificate of Formation of Core Scientific Specialty Mining (Oklahoma) LLC (f/k/a GPU One Holdings, LLC, f/k/a IP Special Holdings, LLC) (Previously Filed as Exhibit T3A.8(a))*

Exhibit T3A.5(b)	Certificate of Change of Registered Agent of Core Scientific Specialty Mining (Oklahoma) LLC (f/k/a GPU One Holdings, LLC, f/k/a IP Special Holdings, LLC) (Previously filed as Exhibit T3A.8(b))*

Exhibit T3A.5(c)	Certificate of Amendment (Change of Name) of Core Scientific Specialty Mining (Oklahoma) LLC (f/k/a GPU One Holdings, LLC, f/k/a IP Special Holdings, LLC) (Previously filed as Exhibit T3A.8(c))*

Exhibit T3A.5(d)	Certificate of Amendment (Change of Name) of Core Scientific Specialty Mining (Oklahoma) LLC (f/k/a GPU One Holdings, LLC) (Previously filed as Exhibit T3A.8(d))*

Exhibit T3B.1(a)	Amended and Restated Operating Agreement of American Property Acquisition, LLC*

Exhibit T3B.1(b)	Amendment to the Operating Agreement of American Property Acquisition, LLC*

Exhibit T3B.2(a)	Amended and Restated Operating Agreement of American Property Acquisitions I, LLC*

Exhibit T3B.2(b)	Amendment to the Operating Agreement of American Property Acquisitions I, LLC*

Exhibit T3B.3(a)	Amended and Restated Operating Agreement of American Property Acquisitions VII, LLC*

Exhibit T3B.3(b)	Amendment to the Amended and Restated Operating Agreement of American Property Acquisitions VII, LLC*

Exhibit T3B.4	Amended and Restated Bylaws of Core Scientific, Inc. (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K of Core Scientific, Inc., for the fiscal year ended December 31, 2022)**

Exhibit T3B.5	Amended and Restated Operating Agreement of Core Scientific Specialty Mining (Oklahoma) LLC (f/k/a GPU One Holdings, LLC) (Previously filed as Exhibit T3B.8)*

Exhibit T3C.1	Form of Convertible Secured Notes Indenture

Exhibit T3C.2	Form of Secured Notes Indenture

Exhibit T3D	Not Applicable

Exhibit T3E.1	Disclosure Statement relating to the Third Amended Joint Chapter 11 Plan of Core Scientific, Inc. and its Affiliated Debtors, dated November 16, 2023 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Core Scientific, Inc. on November 17, 2023)**

Exhibit T3E.2	Supplement to the Disclosure Statement, dated December 28, 2023 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Core Scientific, Inc. on December 29, 2023)**

Exhibit T3E.3	Fourth Amended Joint Chapter 11 Plan of Core Scientific, Inc. and its Affiliated Debtors (with Technical Modifications), dated January 15, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Core Scientific, Inc. on January 17, 2024)**

Exhibit T3F.1	Cross-reference sheet showing the location in the Convertible Secured Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto)

Exhibit T3F.2	Cross-reference sheet showing the location in the Secured Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.2 hereto)

Exhibit 25.1	Statement of Eligibility and Qualification on Form T-1 of the Trustee under the Convertible Secured Notes Indenture to be qualified

Exhibit 25.2	Statement of Eligibility and Qualification on Form T-1 of the Trustee under the Secured Notes Indenture to be qualified

*	Previously filed.
**	Incorporated by reference.

[SIGNATURE PAGES FOLLOW]

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Core Scientific, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Austin, and State of Texas, on the 17th day of January, 2024.

CORE SCIENTIFIC, INC.

Attest:	/s/ Michael Bros	By:	/s/ Todd M. DuChene
Name:	Michael Bros	Name: Todd M. DuChene
Title: Chief Legal Officer, Chief Administrative Officer and Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, American Property Acquisition, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Austin, and State of Texas, on the 17th day of January, 2024.

AMERICAN PROPERTY ACQUISITION, LLC
		By:	Core Scientific Operating Company, its sole member

Attest:	/s/ Michael Bros	By:	/s/ Todd M. DuChene
Name:	Michael Bros	Name: Todd M. DuChene
Title: Director, Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, American Property Acquisitions I, LLC, a limited liability company organized and existing under the laws of the State of North Carolina, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Austin, and State of Texas, on the 17th day of January, 2024.

AMERICAN PROPERTY ACQUISITIONS I, LLC
		By:	American Property Acquisition, LLC, its sole member
		By:	Core Scientific Operating Company, its sole member

Attest:	/s/ Michael Bros	By:	/s/ Todd M. DuChene
Name:	Michael Bros	Name:	Todd M. DuChene
Title: Director, Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, American Property Acquisitions VII, LLC, a limited liability company organized and existing under the laws of the State of Georgia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Austin, and State of Texas, on the 17th day of January, 2024.

AMERICAN PROPERTY ACQUISITIONS VII, LLC
		By:	American Property Acquisition, LLC, its sole member
		By:	Core Scientific Operating Company, its sole member

Attest:	/s/ Michael Bros	By:	/s/ Todd M. Duchene
Name:	Michael Bros	Name:	Todd M. DuChene
Title: Director, Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Core Scientific Specialty Mining (Oklahoma) LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Austin, and State of Texas, on the 17th day of January, 2024.

CORE SCIENTIFIC SPECIALTY MINING (OKLAHOMA) LLC
		By:	Core Scientific Operating Company, its sole member

Attest:	/s/ Michael Bros	By:	/s/ Todd M. DuChene
Name:	Michael Bros	Name: Todd M. DuChene
Title: Director, Executive Vice President, General Counsel, Chief Compliance Officer and Secretary